Xuhang Holdings Limited

July 24, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:   Kate Beukenkamp

  Donald Field

  James Giugliano

  Doug Jones

Re:   Xuhang Holdings Limited

  Amendment No. 4 to Registration Statement on Form F-1

  Filed July 1, 2024

  File No. 333-271029

Ladies and Gentlemen:

This letter is in response to the letter dated July 17, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Xuhang Holdings Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response. An Amendment No. 5 to Registration Statement on Form F-1 (“Amendment No. 5”) is being filed concurrently with the submission of this letter.

Amendment No. 4 to Registration Statement on Form F-1

Exhibits

1. We note your disclosure in Note 20 - Subsequent events to the financial statements that states that you and your related entities entered into several agreements, including revolving lines of credit in the form of overdraft agreements and loans. Please revise your disclosure throughout your registration statement to discuss these agreements as applicable. Additionally, please file any agreements in compliance with Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comments, we have revised our disclosure on pages 85 to 86 of the Amendment No. 5 to discuss the loan agreements disclosed in Note 20 – Subsequent Events to our audited consolidated financial statements. In addition, we have filed Exhibits 10.9 to 10.13 to the Amendment No. 5 in compliance with Item 601(b)(10) of Regulation S-K.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Tianhang Xiao
Name:	Tianhang Xiao
Title:	Chief Executive Officer

cc:  Ying Li, Esq.

    Hunter Taubman Fischer & Li LLC